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                               July 20, 2021

       Aaron LoCascio
       Chief Executive Officer
       Greenlane Holdings, Inc.
       1095 Broken Sound Parkway, Suite 300
       Boca Raton, Florida 33487

                                                        Re: Greenlane Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2021
                                                            File No. 333-257654

       Dear Mr. LoCascio:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-3 filed July 2, 2021

       General

   1. We note that the Form 8-K filed on July 29, 2020 does not appear to have been timely filed, given that it
relates to an event that occurred on June 29, 2020. Accordingly, it does not appear that you
meet the eligibility requirements set forth in General
                                                        Instruction I.A.3(b) of
Form S-3. Please explain to us why you believe you are eligible to file on Form S-3, or
amend your registration statement on an appropriate form.
 Aaron LoCascio
FirstName  LastNameAaron
Greenlane Holdings, Inc. LoCascio
Comapany
July       NameGreenlane Holdings, Inc.
     20, 2021
July 20,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Richie at 202-551-2365 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services